UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

Alter Postplatz 2

CH-6370 Stans, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Effective February 28, 2021, Pascal Brenneisen resigned as a member of the board of directors (the “Board”) of NLS Pharmaceutics Ltd. (the “Company”). Mr. Brenneisen’s resignation was for personal reasons and not due to any disagreement with the Company. As a result of the resignation of Mr. Brenneisen, the Company is no longer in compliance with Nasdaq Listing Rule 5605(c)(2) which requires that the Company have an audit committee consisting of at least three independent members.

The Board plans to begin an immediate search for a qualified replacement for Mr. Brenneisen and expects to have a replacement elected to the Board by its shareholders and appointed to the audit committee within the cure period allowed for under Nasdaq Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: March 1, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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